Exhibit 99.1

NiCE to Acquire Cognigy - Advancing the Leading CX AI Platform to
Accelerate AI-First Customer Experience

Acquisition combines NiCE’s purpose-built CX AI platform, CXone Mpower, with the enterprise leader in conversational and agentic AI, enabling organizations to accelerate AI adoption in customer experience across the front and back office

Hoboken, NJ – July 28, 2025 – NiCE (NASDAQ: NICE), a global leader in AI-powered customer experience, today announced that it has entered into a definitive agreement to acquire Cognigy, a global market leader in conversational and agentic AI. This strategic acquisition unites NiCE’s market-leading CXone Mpower platform with Cognigy’s leading conversational and agentic AI capabilities, enabling organizations to rapidly accelerate the adoption of AI-first customer service delivery, orchestrating AI agents seamlessly across the front and back office in a unified CX AI platform powered by purpose-built CX AI models.

“This is a landmark moment for NiCE, a strategic move that fast-tracks our AI innovation agenda and sets a new standard for customer experience in the AI era,” said Scott Russell, CEO of NiCE. “By bringing a market leader in enterprise-grade conversational and agentic AI into the fold, we are accelerating global AI adoption, expanding into new global markets, and creating game-changing value for our customers, partners, and shareholders. Together, we are significantly advancing the future of AI-first customer experience.”

Cognigy’s flagship platform, Cognigy.AI, enables enterprises to deploy AI agents that think, adapt, and act independently to deliver human-like service. Available in over 100 languages and on any channel, these agents deliver instant personalized service—freeing human agents to focus on complex, high-value interactions. Cognigy serves top-tier brands including Mercedes-Benz, Nestlé, and Lufthansa Group with demonstrated success, and is expected to deliver rapid 80% estimated ARR growth in 2026.

Philipp Heltewig, Co-Founder and CEO of Cognigy, added, “This transaction represents a pivotal step forward for Cognigy, one that brings immense opportunity for our customers and employees. NiCE is an exceptional organization whose global reach, deep expertise, and relentless focus on innovation will accelerate our growth and enhance the value we bring to our customers and partners. Together, we are uniquely positioned to shape the future of customer experience, uniting the best of trusted AI and human interactions.”

NiCE’s Board of Directors unanimously approved the agreement to acquire Cognigy in a transaction that values Cognigy at approximately $955 million. The transaction value includes an approximate $50 million time-bound holdback which is comprised of $25 million in cash and 158,000 American Depositary Shares. The transaction will be financed with funds on-hand and closing is subject to customary closing conditions, including receipt of regulatory approvals, the timing of which is dependent on applicable regulatory authorities. The transaction is expected to close in the fourth quarter of 2025.

Company Conference Call

NiCE management will host a conference call today, July 28, 2025, at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the acquisition of Cognigy. A live webcast and replay will be available on the Investor Relations page of the Company’s website. To access, please register by clicking here: https://www.nice.com/investor-relations/upcoming-event.

Advisors

Jefferies LLC is acting as exclusive financial advisor to NiCE with respect to the contemplated acquisition.

Qatalyst Partners is acting as exclusive financial advisor to the sellers with respect to the contemplated acquisition.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

About Cognigy

Cognigy is transforming the customer service industry with its leading advanced AI Agent platform for enterprise contact centers. Its award-winning solution, Cognigy AI, empowers enterprises to deliver instant, hyper-personalized, multilingual service on any channel. By integrating Generative and Conversational AI to create Agentic AI, Cognigy delivers AI Agents that redefine customer experiences, drive satisfaction, and support contact center employees in real-time. Over 1,000 brands worldwide trust Cognigy and its vast partner network to create AI customer service agents for their contact center. Cognigy's impressive worldwide customer portfolio includes Bosch, Nestlé, DHL, Frontier Airlines, Lufthansa Group, Mercedes-Benz and Toyota.

NiCE Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

NiCE Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Russell, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to significant transaction costs associated with the proposed transaction, the Company’s inability to close the acquisition of Cognigy due to the failure to obtain required regulatory approvals, satisfy other conditions to the closing of the proposed transaction, or for any other reason; the failure to close the proposed transaction in the timeframe anticipated; the Company’s inability to recognize the anticipated benefits of the Cognigy acquisition or effectively integrate Cognigy into the Company; the Company’s incurrence of unexpected costs, liabilities or delays arising from the transaction or the integration of Cognigy  into the Company; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive acquisition agreement; the potential impact of the acquisition on relationships with the Company’s or Cognigy’s commercial counter-parties, including, but not limited to, its partners and distributors; the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or on going events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risks and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.